SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

                              Cintas Corp.

(Name of Issuer)

                              Common Stock

(Title of Class of Securities)

                              172908105

(CUSIP Number)

                              5/9/03

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Fifth Third Bank is the successor to Old Kent Bank. Fifth Third Financial Corporation is the successor to Old Kent Financial Corporation.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 6 pages

CUSIP No. 172908105
Schedule 13G
Page 2 of 6 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)

FIFTH THIRD BANCORP 31-0854434

(2)	Check the Appropriate Box if a Member of a Group*
(a) [ X] (b) [ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

OHIO

Number of Shares Beneficially Owned by Each Reporting Person With

(5)	Sole Voting Power	18,047,951 shares

(6)	Shared Voting Power	166,588 shares

(7)	Sole Dispositive Power	4,375,641 shares

(8)	Shared Dispositive Power	116,010 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,241,260

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* [x]

Fifth Third Bancorp, through fiduciary accounts held in its Fifth Third Bank subsidiary,
Has neither voting power nor dispositive power with respect to 179,900 shares and are not deemed to be beneficially owned.

(11)	Percent of Class Represented by Amount in Row 9 10.7%

(12)	Type of Reporting Person* HC

CUSIP No. 172908105
Schedule 13G
Page 3 of 6 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)

FIFTH THIRD BANK 31-0676865

(2)	Check the Appropriate Box if a Member of a Group*
(a) [ X ] (b) [ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

OHIO

Number of Shares Beneficially Owned by Each Reporting Person With

(5)	Sole Voting Power	18,047,951 shares

(6)	Shared Voting Power	166,588 shares

(7)	Sole Dispositive Power	4,375,641 shares

(8)	Shared Dispositive Power	116,010 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,241,260

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* [x]

Fifth Third Bancorp, through fiduciary accounts held in its Fifth Third Bank subsidiary,
Has neither voting power nor dispositive power with respect to 179,900 shares and are not deemed to be beneficially owned.

(11)	Percent of Class Represented by Amount in Row 9 10.7%

(12)	Type of Reporting Person* BK

Securities and Exchange Commission
Schedule 13G
Page 4 of 6 pages

Item 1(a).	Name of Issuer:

Cintas Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

680 Cintas Blvd
Cincinnati, OH 45262

Item 2(a).	Name of Person Filing:

(1) Fifth Third Bancorp
(2) Fifth Third Bank

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(1) Fifth Third Center, Cincinnati, Ohio 45263
(2) Fifth Third Center, Cincinnati, Ohio 45263

Item 2(c).	Citizenship:

(1) Ohio
(2) Ohio

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

172908105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☒	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Securities and Exchange Commission
Schedule 13G
Page 5 of 6 pages

Item 4.	Ownership

(a)	Amount Beneficially Owned:		18,241,260 shares

(b)	Percent of Class:		10.7%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote	18,047,951 shares

	(ii)	Shared power to vote or to direct the vote	166,588 shares

	(iii)	Sole power to dispose or to direct the disposition of	4,375,641 shares

	(iv)	Shared power to dispose or to direct the disposition of	116,010 shares

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Fifth Third Bank, is a subsidiary of Fifth Third Bancorp.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Securities and Exchange Commission
Schedule 13G
Page 6 of 6 pages

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

May 9, 2003
Fifth Third Bancorp

By: /s/Neal E. Arnold
Executive Vice President, CFO

Fifth Third Bancorp

May 9, 2003	Fifth Third Bank -

By: /s/ Neal E. Arnold
Executive Vice President, CFO

Fifth Third Bank